Nasdaq Regulation   Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

October 12, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 4, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from
XORTX Therapeutics Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the
registration of the following securities:

Common stock, no par value

We further certify that the securities described above have been approved by the Exchange for listing and
registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with
effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,